[Fenwick & West LLP Letterhead]
July 20, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561
Attention: Christian Windsor, Esq.
Re:	Green Dot Corporation Registration Statement on Form S-1 Filed February 26, 2010 File No. 333-165081
Dear Mr. Windsor:
     Further to our telephone conversations on July 19, 2010, we are submitting, on behalf of our client, Green Dot Corporation (the “Company”), this letter to address the following matters relating to the content of the section captioned “Preliminary Second Quarter Results” on page 5 of the Company’s Registration Statement on Form S-1 (File No. 333-165081) (the “Registration Statement”):
1.	The Company advises the Staff of the Commission (the “Staff”) that the Company has evaluated the estimated ranges of total operating revenue and net income for the three months ended June 30, 2010 (collectively, the “Range Estimates”) and believes that they reflect its best estimate of the financial metrics subject to the Range Estimates, recognizing in each case that the Company is providing Range Estimates because it cannot fully predict the impact of various items subject to management judgment and Ernst & Young LLP, the Company’s independent registered accounting firm, has only recently begun its SAS 100 review of the Company’s interim condensed consolidated financial statements.

2.	The Audit Committee of the Company’s Board of Directors and the Company’s Management Disclosure Committee (collectively, the “Committees”) perform an important oversight function and a key component of the Company’s internal control over financial reporting. These Committees have yet to commence their review of the Company’s interim consolidated financial statements for the three months ended June 30, 2010 and perform their oversight function over critical accounting policy matters, including significant estimates involving management judgment.

3.	Listed below are the primary factors that have contributed materially to the spread reflected in the Range Estimates, each of which is expected receive significant attention from the Committees during their respective reviews. These factors involve highly subjective estimates and assumptions, requiring significant management judgment, that have

Securities and Exchange Commission
July 20, 2010

arisen for the first time in connection with the Company’s interim condensed consolidated financial statement process for the quarter ended June 30, 2010:
a.	Contra Revenue Associated With the Company’s Equity Issuance to Wal-Mart Stores, Inc. As discussed on page 44 of the Registration Statement, the Company will record each month the fair value of certain shares of its Class A Common Stock (the “common stock”) that are no longer subject to its right to repurchase, and this will be recognized as stock-based retailer incentive compensation, a contra-revenue component of its total operating revenues. In determining the fair value of the common stock, the Company’s Board of Directors, with input from management and an independent valuation firm, uses various financial models that involve highly-subjective inputs as fully described in the disclosure that appears on pages 62-65 of the Registration Statement. Although a common stock fair value has been determined by the Company’s Board of Directors, the Committees have not completed their respective reviews of how management has used this common stock value in calculating the contra revenue amounts for the three months ended June 30, 2010. However, management expects that the estimate of contra revenue will result in an amount of total operating revenue that is within the Range Estimates.

b.	Tax Provision Adjustments. The Company’s estimated tax provision contains a number of material items that are subject to significant estimates, assumptions and judgments by management of the Company.
i.	Impact of Tax Credits. As discussed on page F-39 of the Registration Statement, during the three months ended June 30, 2010, the Company received approval from California tax authorities to use an alternative apportionment method in determining its tax liability in California. This approval was based on a petition filed in 2009 and was applied retroactively to the twelve months ended July 31, 2009 and the five months ended December 31, 2009. The tax benefit associated with the retroactive application of this apportionment change is required to be recognized in the period in which the approval was granted, based on an estimate which required management to make significant judgments with respect to how much income must now be apportioned to California and other states in which the Company has income tax filing requirements.

ii.	Impact of Future Offering Expenses. Since the Company is not receiving proceeds from the offering provided for in the Registration Statement, it has written off the cost of such offering, which is recorded as a non-deductible expense for income tax purposes. In determining its effective tax rate for the quarter, the

Securities and Exchange Commission
July 20, 2010

management was required to estimate non-deductible expenses related to the offering for the remainder of the fiscal year.

While the estimates used in determining the effective tax rate for the three months ended June 30, 2010 are based upon the best information available to management and will result in an effective tax rate that will result in net income within the Range Estimates, the Committees have yet to be presented with the final analysis and conclude that management’s estimates are appropriate.
c.	Impact of Book-Keeping Procedures. While the Company’s monthly book keeping procedures are expected to be substantially complete by the date and time the Company is requesting acceleration of effectiveness of the Registration Statement, certain procedures designed to ensure that management’s estimates of various accruals are appropriately accrued will not be completed until later in the month.
4.	The Company advises the Staff that the Company has consistently provided the Range Estimates to potential investors in connection with its “road show” presentations and meetings. In addition, the Company respectively advises the Staff that, as one might expect with any “growth company,” potential investors have rarely asked about the Company’s results for the three months ended June 30, 2010, and when they have so inquired the Company has provided them only with information about its second quarter results that can be obtained from the Registration Statement.
     Please direct your questions or comments regarding this letter to the undersigned by telephone to (415) 875-2479 or by facsimile to (415) 281-1350.
     Thank you for your assistance.

Very truly yours,
/s/ William L. Hughes
William L. Hughes

cc:	John C. Ricci, Esq. John L. Keatley Green Dot Corporation

William V. Fogg, Esq. Daniel O’Shea, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019

Securities and Exchange Commission
July 20, 2010

Laird H. Simons III, Esq. James D. Evans, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041